

August 13, 2025

Sean A. McCarthy, D.Phil.
President and Chief Executive Officer
CytomX Therapeutics, Inc.
151 Oyster Point Blvd., Suite 400
South San Francisco, CA 94080

>   **Re: CytomX Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 7, 2025**
>   **File No. 333-289365**

Dear Sean A. McCarthy D.Phil.:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Chris Edwards at 202-551-6761 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Mark V. Roeder, Esq.